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                 February 1, 2024

       David Ly
       Chief Executive Officer
       Iveda Solutions, Inc.
       1744 S. Val Vista, Suite 213
       Mesa, Arizona 85204

                                                        Re: Iveda Solutions,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 24,
2024
                                                            File No. 333-276676

       Dear David Ly:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at 202-551-
       3334 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Peter Campitiello, Esq